

Mail Stop 4561

January 5, 2009

By U.S. Mail and Facsimile to: (213) 235-3033

Alvin D. Kang
Chief Financial Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90010

> **Re:** **Nara Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and**
>   **September 30, 2008**
> **File No. 000-50245**

Dear Mr. Kang:

   We have reviewed your response filed with the Commission on January 2, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4. Controls and Procedures

1.   We note your response to comment 6 in our letter dated December 23, 2008 and we reissue that comment in part. Please tell us your officers' conclusions regarding the <u>effectiveness</u> of your disclosure controls and procedures for each of the periods ending March 31, 2008, June 30, 2008 and September 20, 2008 as required by Item 307 of Regulation S-K.

Closing Comments

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

     Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel